UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2016

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance

BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO BOX 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com	BHP Billiton Plc Neathouse Place London SW1V 1LH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com

20 October 2016

To: Australian Securities Exchange London Stock Exchange	cc: New York Stock Exchange JSE Limited

BHP BILLITON PLC ANNUAL GENERAL MEETING SPEECHES

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Plc’s Annual General Meeting today in London.

The meeting will be webcast at http://edge.media-server.com/m/p/cc9wkuct

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited’s Annual General Meeting which will be held in Brisbane, Australia on 17 November 2016. The results will then be released to the market.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

20 October 2016

BHP Billiton Plc Annual General Meeting

20 October 2016

Jac Nasser, Chairman, BHP Billiton

Welcome to the 2016 Annual General Meeting of BHP Billiton Plc. All of your Directors are present.

The past year will be remembered as one of the most challenging periods in the long history of our Company. We contended with a range of difficult issues, none more serious than Samarco. We faced up to those issues, while also taking decisive actions to make our Company safer and stronger for the long term.

Today I want to focus on several of our actions which strengthened the Company, addressed climate change risk, and continued our program of diversity and board renewal.

Samarco

But before I turn to those matters I would like to discuss Samarco.

Shortly after we met here last year, there was a dam failure at our joint venture company, Samarco, in Brazil. We remember the 19 people who died, and we are deeply sorry for all those impacted by this tragedy - for the friends and families of those who died, and for those who have lost their homes and livelihoods.

Immediately after the dam failure, we took a series of actions with Samarco and our joint-venture partner Vale, and made a number of commitments on behalf of BHP Billiton.

Within 24 hours, the people who had lost their homes were housed in temporary accommodation. Within two weeks children were back in school. Over the past year there have been more than 500 community meetings to ensure those affected are consulted on the recovery work.

We committed that we would support the response effort and work to make things right. We will continue to do so. There is a detailed description of the Samarco response effort in the Annual Report and Andrew will speak further about it in a moment. But let me make a few key points.

In March of this year, Samarco, BHP Billiton Brasil and Vale entered into a Framework Agreement with the Brazilian Federal Government and other authorities. The Agreement provides for the establishment of 41 programmes to compensate the communities and restore the environment affected by the dam failure.

We committed that we would commission an external investigation into the causes of the dam failure. We did so. The investigation was led by an expert panel of four leading geotechnical specialists.

We committed that we would publish the findings of that external investigation. We have done so. The findings were released in August. They are available on our website.

We committed that we would discuss those findings with other resource companies, so that the whole sector could improve safety and reduce the risk associated with tailings facilities. We have done so.

In addition, consistent with our determination to learn from this tragedy, we conducted a governance review of our non-operated minerals joint ventures. Following that review, we have centralised responsibilities for those joint ventures under Danny Malchuk, President of our Minerals Americas business. We are also designing a new global standard for those non-operated minerals joint ventures.

We committed that we would bring forward the next review of all tailings dams in the BHP Billiton portfolio. That review confirmed that our dams are stable. However, as part of our determination to learn from this tragedy, we have made further improvements. We have established a dam management function which brings additional expertise in house. We are also reviewing other measures, including new technology, to further improve safety.

We are creating a new global tailings dam standard for our operations. It will draw on international leading practice for the design, construction, operations and maintenance of our significant dams and also increase the use of independent reviews.

We have also changed the benchmark we use for dam safety reviews. The ongoing safety review of all our dams will be carried out in accordance with the Canadian Dam Association processes - the most rigorous in the industry.

A lot has been done in Brazil over the course of the year. But many challenges remain. Some of them will take years to resolve fully. There will be setbacks along the way. But let me be very clear: health and safety, the environment and the community remain central to how we operate, and we remain committed to doing the right thing.

Company Performance

Let me now turn to the performance of the Company. It was a challenging year for BHP Billiton and the resources sector. But we still demonstrated both the resilience of our portfolio and our focus on productivity.

Andrew and his team lowered unit cash costs across the Company by 16 per cent and increased capital efficiency, generating free cash flow of US$3.4 billion. This was in the face of weaker commodity prices which had a negative impact of about US$11 billion. Despite this, our underlying EBITDA margin was a healthy 41 per cent.

Against a backdrop of political and economic uncertainty and volatility, your Board and management have been working to make BHP Billiton more resilient and to optimise shareholder value through the cycle. Central to that resilience is a strong balance sheet. BHP Billiton is the only company in our sector with an A rating from the three main rating agencies.

So as I said last year, protecting the balance sheet comes first. This ensures the Company remains financially strong and secure. With that in mind, and recognising the challenging environment we face, the Board undertook a review of our dividend policy. We did so, understanding how important the dividend is to shareholders.

At the half year results, we announced a new dividend policy. Making that change was a difficult decision. The policy is based on a payout ratio which provides for at least 50% of underlying attributable profit to be paid as dividends, with potential additional amounts payable in accordance with our capital allocation framework.

We remain strongly committed to returning cash to our shareholders and every six months the Board will assess the possibility of paying dividends above the 50 per cent payout level. Of the 21.7 pence per share determined for Financial Year 2016, 8.9 pence was the amount delivered by the new payout ratio. On top of that, the Board determined to pay an additional 12.8 pence per share in accordance with the capital allocation framework.

The actions to improve productivity, lower unit costs and revise the dividend policy all strengthen the Company, and give us greater flexibility to pursue the opportunities we have in our portfolio.

Climate Change Risk

Let me now discuss our approach to addressing climate change risk. It is one of the biggest risks we face. Responding to climate change is a priority for us. It has been for decades.

Last year we published our Climate Change: Portfolio Analysis. It generated significant discussion with investors, policy makers and communities. The report highlighted that our diversified portfolio of high-quality, low-cost assets is robust in both an orderly and a more rapid transition to a two degree outcome.

We recently published an update to that report. The update details the implications for our portfolio in areas such as climate policy and technology development.

But our actions on climate change do not stop at portfolio analysis. We are reducing our emissions. We are enhancing the resilience of our operations. We are working to accelerate the deployment of low emissions and renewable technologies. We are also working with others to influence the global policy response including advocating for a global average temperature increase of less than 2 degrees.

Diversity and Board Renewal

Now I would like to turn to diversity and Board renewal.

Let’s start with diversity. Your Board takes inclusion and diversity seriously. There is a business case for this. Studies show that operations which are more inclusive and diverse achieve better performance, and our own data supports this.

For this reason, your Board has agreed to a new diversity goal. We will work to achieve gender balance throughout BHP Billiton by 2025. This goal will apply at every level of the Company, including the Board. Andrew will say more about this in a moment.

Moving on to Board renewal, which is an ongoing process. Let me introduce our newest Director, Ken MacKenzie, who joined the Board last month. From 2005 until 2015, Ken was Managing Director and Chief Executive Officer of Amcor. Amcor is a global leader in packaging, with 29,000 employees and operations in 40 countries.

Ken is a great addition to your Board. He has extensive global business experience and a proven track record, having led a successful company, in a challenging sector, for a decade.

I would also like to recognise John Schubert, who will retire at the BHP Billiton Limited Annual General Meeting next month. During his 16 years on the Board, John has made an exceptional contribution to your Company. We will miss his wise counsel and judgement. John, you have been a great Board member and a great advocate for shareholders. I know shareholders will join me in wishing you all the best for the future.

I talked at the beginning about the past year being one of the most challenging periods in our history. But at BHP Billiton, because of the nature of our business, we think in terms of decades.

The last decade has been extraordinary. Over the 10 years, BHP Billiton has been reshaped into a simpler, more productive, more sustainable Company.

We are well positioned to respond to change: changes in global commodity markets, changes in technology and innovation, and changes in society and its expectations.

We have built a world class safety and productivity culture. We have built a world class management team. We have built a world class board with the appropriate mix of skills and experience, and we have built a world class portfolio with some of the best natural resource assets.

Other actions to reshape the portfolio included divesting over US$7 billion of assets at attractive prices and successfully demerging South32, thereby allowing us to focus on our 19 core assets.

We also developed a clear and transparent capital allocation framework which will optimise shareholder value through the cycle. We have a strong balance sheet, strong margins and strong cashflow.

During that same 10 year period, shareholders and the countries in which we operate have benefited. We have paid about US$70 billion through buybacks and dividends. We have delivered a total shareholder return of over 100 per cent compared to the FTSE 100 of 69 per cent. We have also paid US$85 billion in taxes and royalties to governments around the world.

Having said that, a company of this scale, size, and complexity doesn’t always get everything right and there is always more to do. When we do get it wrong, we work hard to make it right. On balance, the building blocks are in place to stand BHP Billiton in good stead for decades to come. We have strengthened the Company for the long term, and whatever the future brings we will face it from a position of greater strength and stability.

Last year, I had intended to announce my retirement from the Board.

However, the Board believed it was important that I continue on as Chairman to provide stability as we responded to Samarco. Now that the basic structure of the Samarco response is in place, the findings of the expert panel have been published, the compensation and remediation programs have been initiated, and with BHP Billiton in robust shape, I have decided that I will not seek re-election at next year’s AGM.

As you know, Board renewal and succession planning is an ongoing process, including Chairman succession, and is led by the Board as a whole. Through this time, I will continue to lead the Board as we optimise overall BHP Billiton performance.

Summary

In closing, I want to thank my fellow Board members, all employees and of course our shareholders for their continued commitment to BHP Billiton.

I will now hand over to Andrew to discuss the overall performance of the business.

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

Good afternoon and welcome to the Annual General Meeting.

It is always a pleasure to be in London and to meet with some of our more than 20,000 shareholders here in the UK.

We had some good discussions at the Information Session this morning. Thank you to everyone who came along. There will be further opportunity to continue those discussions with the members of my management team who are here in the front row, at the end of today’s meeting.

As Jac has noted, FY2016 was very difficult for both BHP Billiton and the resources industry. However, we stayed true to Our Charter values, we stuck to our plans and we have made solid progress.

We are now in a good position for the year ahead. We will build on our momentum and strong culture of safety and productivity to create significant future value for you, our shareholders.

Before I address safety, our financial performance and plans for the future, I will reflect on the tragic events at Samarco in November last year.

As I prepared for today, I was struck by the parallels between Samarco and the tragic events of 50 years ago tomorrow, in a small Welsh mining village, Aberfan.

A community impacted in the most horrific way, losing 116 children and 28 adults in a matter of minutes to a liquefied flow of colliery debris caused by water build up.

As a small boy in the Scottish coalfields, I remember this event clearly. As an adult the parallels bring home to me the distance our industry still has to travel to fully understand the science behind everything we do.

I pay tribute to the people of Aberfan and the people of Brazil, as we approach both anniversaries today.

Neither of these events should have occurred and we must work as an industry to eliminate such risks forever.

At BHP Billiton, the Samarco dam failure weighs heavily on all of us.

The terrible events that led to the loss of 19 lives and caused significant community and environmental impacts, have left a deep scar on our company. However I assure you that we will meet our commitments. We will do the right thing and we are committed to the response.

I travelled to Brazil in November, immediately following the dam failure, and visited again in June this year. During my most recent trip, I met with local communities and spent time with some of the most affected families. I am pleased to report that many were in recently restored homes and businesses.

The activity on the ground is extensive. I was inspired by the hard work and dedication that I saw from more than 3,000 people to rebuild infrastructure, provide community and social services and prepare for the wet season.

The Framework Agreement that BHP Billiton Brasil, Vale and Samarco jointly entered into with the Brazilian authorities in March of this year, includes 41 programmes to address the social, economic and environmental consequences of the dam failure. 90 per cent of programmes have been initiated, led by the newly created Renova Foundation.

Jac has spoken about the Expert Panel Investigation and the changes to further strengthen the management of all our dams following our own reviews.

As CEO, I am determined that the experience and knowledge gained will be used to improve the safety of tailings dams through greater use of the world’s best science and engineering. We will use this to lift the performance of our own operations.

The restart of Samarco is important for the health of the local economy (and Brazil’s for that matter) as it directly employs several thousand people in well-paid jobs. But it has to make economic sense and have a practical set of approvals and processes in place from the authorities. The sooner the better as far as we, and the local people, are concerned.

But to be absolutely clear, none of this detracts from our commitment to do the right thing for the people and the environment affected by this terrible disaster; there our commitment is unwavering.

We are also upgrading our arrangements for our other non-operated minerals joint ventures and continue to assess optimal structure and approach. That includes Samarco, where together with Vale, we are reviewing arrangements.

The International Council on Mining and Metals will develop a guide for the whole industry on how to build and operate tailings dams more safely, based on our experience at Samarco, and other tailings dam failures.

We always look for ways to strengthen safety and risk management in all of our operations and make improvements wherever we can. And while it is hard to be positive about our safety performance in the shadow of Samarco, we did achieve some strong improvements in FY2016 across the rest of our operations.

We recorded no fatalities at our operated sites and we reduced high-potential-injury events by 20 per cent. However, our total recordable injury frequency of 4.3 per million hours worked while low by historic and industry standards, is a slight increase on 2015. We are determined to reverse this trend in 2017 and we have already made progress.

I will now turn to our financial results.

In FY2016, significantly weaker commodity prices reduced our Underlying Attributable Profit by 81 per cent to US$1.2 billion.

We also recorded three exceptional charges which contributed to a statutory loss of US$6.4 billion:

•	the Samarco dam failure;

•	the Onshore US impairment; and

•	ongoing global taxation matters.

While we are disappointed with headline earnings in FY2016, our Underlying EBITDA margin remained healthy at 41 per cent.

This is in part due to a relentless focus on safety and productivity which saw us deliver a further reduction in unit costs and increased throughput across most of our operations:

•	record production was achieved at Western Australia Iron Ore and at five of our eight coal mines in Queensland;

•	for the first time in a decade, Olympic Dam produced over 200,000 tonnes of copper; and

•	across the portfolio costs were down 16 per cent for the year.

We achieved net productivity gains of US$437 million.

Capital productivity is as important as operational productivity. The changes we made this year at an organisational level and through our new capital allocation framework will unlock enormous value for your Company.

Capital expenditure was reduced by 40 per cent in FY2016 with all projects that required capital receiving it.

In FY2017, we will make each dollar go further through investment in low-cost, high-return projects and through disciplined cost management.

We have deferred development activity in our Onshore US assets due to low prices and to maximise value and preserve cash. We will add barrels as prices recover.

Despite the headwinds, we generated strong free cash flow of US$3.4 billion across our core pillars.

And we are confident that we will deliver a further US$1.8 billion of productivity gains in this financial year. That is in addition to more than US$10 billion of gains we have already delivered since 2012.

Our new Operating Model makes us a more agile company with a simplified structure that frees asset leaders to focus even more on what matters most; safety and productivity. This has been made possible by a simplified portfolio after the successful demerger of South32. Strategy and capital allocation have been centralised under our Chief Financial Officer, Peter Beaven. This will drive even greater capital discipline.

Our strong balance sheet is a fundamental enabler of our strategy. We continue to match our balance sheet strength and our capital allocation processes to the cyclical nature of our sector.

Our capital allocation framework sets clear parameters for how we:

•	achieve safe and stable operations;

•	deliver balance sheet strength through the cycle;

•	pay shareholders a minimum of 50 per cent of Underlying Attributable Profit as dividends; and

•	direct surplus cash to the right place.

These changes have created momentum and discipline that will continue into FY2017 where we expect to:

•	increase volume by up to four per cent (excluding shale);

•	deliver a further US$1.8 billion in productivity gains;

•	invest US$5.4 billion in capital and exploration expenditure; and

•	further strengthen our balance sheet, as we generate more free cash flow from our assets.

We have a clear roadmap for value creation based exclusively on opportunities that currently exist within the portfolio. These are opportunities for more productivity, the addition of low-cost capacity, the responsiveness of our shale assets to oil and gas market volatility, organic growth and exploration and technology.

Our quality portfolio, broad suite of organic opportunities, and financial strength mean we are well positioned to grow value and deliver cash returns to our shareholders.

Of course the gains we have made and our future potential rely on the skill, hard work and ‘can do’ attitude of our 65,000 strong workforce. I am proud of the dedication and commitment of our people. Their culture will lift performance further in the year ahead.

The data tell us that our most inclusive and diverse operations are safer, more productive and have a better culture, because the people in those teams feel safe to speak up, share ideas and work to solve problems and make sounder decisions. Together, they get better results.

We will harness the enormous potential that a more inclusive and diverse workplace can deliver.

Last month, we amended Our Charter to better reflect our conviction that inclusion and diversity is a core part of our success. Inclusive and diverse teams are now a key measure of performance and this will be reflected in leaders’ KPIs throughout the organisation.

While we have made progress we still aren’t as inclusive or diverse as we could be. Without new initiatives it would take us 30 years just to get to 30 per cent female representation. More must, and will be done.

Our 2025 aspirational goal is to achieve gender balance at all levels of the organisation over the next decade.

It is ambitious and challenging and will deliver a major step change for our organisation. We know our people will rise to the challenge. Together, we will make it happen because inclusion and diversity is key to our future success.

Beyond our own operations I am enormously proud of the value we create for the broader community through jobs, the purchase of goods and services and payment of taxes and royalties.

In FY2016 our total economic contribution was US$26.7 billion which included more than US$179 million invested in community projects. We paid US$3.7 billion in taxes, royalties and other payments to governments.

Over the last decade, the Company’s average adjusted tax rate was 31.9 per cent and once royalties are included, it was 39.8 per cent.

We are proud to be a leader in tax transparency, demonstrated by the level of disclosure in our annual report on Economic contribution and payments to governments.

As Jac has mentioned, we continue to be transparent with our approach to portfolio evaluation and scenario planning that includes the implications of a transition to a lower emissions future.

And now, through our new online blog: Prospects, we share our insights on global trends relevant to our business and our stakeholders. This includes our views on economics, commodities outlook, individual markets and broader issues such as policy, governance and our social contribution. I encourage you to visit the site and sign up.

So to close, FY2016 brought challenge. But we stayed true to Our Charter and our strategy through a period of extraordinary change.

We look forward to FY2017, where we will build on the momentum we have created in this transformational year. We have the right assets in the right commodities with the capability and culture to prosper.

The productivity drive we have created will get even stronger. We have everything in place to create significant future value and we see enormous potential ahead.

Our rigorous and transparent capital allocation framework delivers balance sheet strength and investment discipline to increase the value of your business and shareholder returns.

Thank you to the Board, my management team, and above all to you, our Shareholders, for your commitment to our company, our purpose and our strategy.

We can look forward to the future together with confidence.

The Chairman then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 20, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary